FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
           For the period of September 01, 2005 to September 30, 2005

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1. News release dated September 06, 2005 announcing Frovatriptan Phase III
2. News release dated September 16, 2005 announcing Holding(s) in Company
3. News release dated September 22, 2005 announcing Interim Results
4. News release dated September 22, 2005 announcing Appointment of Piper Jaffray

Enclosure No. 1

6 September 2005

                 Vernalis Reports Completion of Recruitment on
                     Frovatriptan Phase III Efficacy Study

Vernalis plc (LSE: VER, NASDAQ: VNLS) today announces that patient enrollment for the confirmatory Phase III efficacy study of frovatriptan for intermittent, short-term prevention of menstrually related migraine (MRM) has completed. The study is investigating the potential of frovatriptan taken both once and twice daily to prevent menstrual migraines. Top-line data from this trial and the filing of a supplemental New Drug Application, to include data from the three Phase III trials undertaken by Vernalis, are on schedule for the first half of 2006.

Frovatriptan, marketed as Frova(R) in the U.S. by Vernalis' partner, Endo Pharmaceuticals Inc., is a selective 5-HT1B/1D receptor agonist approved as an acute oral treatment for migraine headache and its associated symptoms. It is one of a class of prescription drugs called triptans that are approved for this acute migraine indication.

"We are pleased to have achieved this important milestone for the company," said Simon Sturge, CEO of Vernalis. "Menstrual migraine is a form of migraine suffered by approximately 60 per cent of female migraineurs in the United States, which represents approximately 12 million women. None of the triptan class of drugs is currently approved for prophylactic use in menstrual migraine and, if the studies are positive, we look forward to submitting the full data package to the FDA in the first half of 2006."

                                    - ends -

Enquiries:

Vernalis plc +44 (0) 118 977 3133

Simon Sturge, Chief Executive
John Hutchison, Development Director
Julia Wilson, Head of Corporate Communications

Brunswick Group +44 (0) 20 7404 5959

Jon Coles
Wendel Verbeek

Notes to Editors

This efficacy trial is one of three required trials to complete the data package for a supplemental New Drug Approval (sNDA) application to market frovatriptan as an intermittent, short-term prophylaxis for MRM in the U.S. The first, a 500-patient efficacy study, was completed in April 2003 and was reported in the journal Neurology in July 2004. The remaining two trials, the safety study and the second efficacy study, are ongoing, with regulatory submission expected in the first-half of 2006.

    * MRM Phase III Efficacy Study

In October 2002, positive trial data were first presented from a study of more than 500 menstrual migraine sufferers in the U.S., suggesting that short-term prophylaxis with frovatriptan was effective in preventing migraine headaches triggered by menstruation. The data demonstrated a highly statistically significant improvement in the numbers of patients who were headache-free during their menstrual cycles for both once and twice daily dose regimens of frovatriptan compared to placebo (p < 0.0001). These data were published in full by a leading journal, Neurology (2004, 63: 261-269).

    * MRM Phase III Safety Study

In this study, which investigated the higher dose regimens from the initial efficacy study, female patients took frovatriptan for six days each month (2 x
2.5 mg twice daily on day 1, and 2.5 mg twice daily for five days) covering their menstrual cycles. Six-month interim safety data were presented at the 47th Annual Scientific Meeting of the American Headache Society, which took place in Philadelphia in June 2005. These data indicated that frovatriptan is well-tolerated when used as a six-day dosing regimen for up to six menstrual periods as preventive therapy for MRM. No serious adverse events attributed to frovatriptan were reported. All patients have now completed the study with more than 300 patients receiving 12 months of treatment, exceeding the study objective of treating 100 patients for 12 menstrual cycles.

    * Second MRM Phase III Efficacy Study

This placebo-controlled, parallel group efficacy study achieved its recruitment target in August 2005. Over 550 patients who have been difficult to treat using acute therapies have been included in the study, which is investigating the same regimens that were found to be efficacious in the first study, published in Neurology in July 2004. Female patients are treated for six days each month covering their menstrual cycle starting two days before the expected onset of headache and are randomised to placebo, once a day dosing with frovatriptan and twice a day dosing with frovatriptan.

About Frova(R)

Frova(R) was approved by the FDA on November 8, 2001 for the acute treatment of migraine attacks with or without aura (subjective symptoms at the onset of a migraine headache) in adults. Frova(R) is generally well tolerated, with a side-effect profile that is typical of the triptan class of drugs. Frova(R) is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established. Frova(R) is not intended for the prophylactic therapy of migraine or for use in the management of hemiplegic or basilar migraine. The safety and effectiveness of Frova(R) have not been established for cluster headache, which is present in an older, predominantly male population.

Frova(R) should not be given to patients with cerebrovascular syndromes, peripheral vascular disease, uncontrolled hypertension, ischemic heart disease, or to patients who have symptoms or findings consistent with ischemic heart disease, coronary artery vasospasm, including Prinzmetal's variant angina or other significant underlying cardiovascular disease. Frova(R) should not be given to patients within whom unrecognized coronary artery disease is predicted by the presence of risk factors without a prior cardiovascular evaluation.

The most common adverse events (4%) include dizziness, fatigue, paresthesia, flushing, and headache.

The FDA-approved dosing for Frova(R) is one 2.5 mg tablet up to three times within a 24-hour period. Frova(R) has not been approved by the FDA for any indications other than for the treatment of acute migraine headaches, and its safety and efficacy in other indications have not been established.

Frova(R) is licensed for this indication in the US. For other countries, check local prescribing information. Not necessarily licensed for this indication outside the US. Not for release in the UK.

About MRM

Menstrually Related Migraines (also known as MRM) can have a serious and debilitating impact on women's lives because they last longer than non-menstrual migraines, tend to be associated with severe pain and come back more often. Patients with MRM may suffer from migraines at any time, although their migraine is frequently linked to their menstrual cycle. Over 50 percent of migraines in women are associated with menstruation. Pain from these monthly migraines can disrupt a woman's ability to function for up to three days at a time.

About Vernalis

Vernalis is a UK-based biotechnology company with a marketed migraine product, frovatriptan, and a development pipeline focused on central nervous system disorders and oncology. The company has six products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven biotechnology company. For further information about Vernalis, please visit www.vernalis.com

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No. 2

                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES
                   FOLLOWING INCREASE IN ISSUED SHARE CAPITAL

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series (UK ICVC)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd

5. Number of shares / amount of stock acquired

200,000

6. Percentage of issued class

0.09%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5p shares

10. Date of transaction

14th September 2005

11. Date company informed

Notification received on 15th September 2005

12. Total holding following this notification

34,767,580 shares

13. Total percentage holding of issued class following this notification

16.04% (based on issued share capital of 216,798,261 Ordinary 5p shares)

14. Any additional information

Notification given by AMVESCAP PLC as agent for the ICVC named above. Notification states that the AMVESCAP holding for SAR purposes is 57,438,895 (26.49%)

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

16th September 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 3

News release


22 September 2005

                     Vernalis Plc: Interim Results for the
                         six months ended 30 June 2005

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announces its interim results for the six months ended 30 June 2005.

The events over the past twelve months have transformed Vernalis. The Company has a marketed product, frovatriptan, and a broad pipeline of products in development, with additional clinical data expected during the next six months aimed at supporting the expansion of the label of frovatriptan into short term prophylaxis of menstrually related migraine. Vernalis is establishing a commercial presence in the United States which will co-promote frovatriptan from January 2006, and is in the process of seeking additional products for this sales force to market.


Highlights

Financial

* Revenue increased to GBP5.9 million (2004: GBP5.1 million)
* Operating loss increased to GBP19.4 million (2004: GBP12.9 million) after GBP6.4 million goodwill impairment as a result of first time application of IFRS
* Cash resources at 30 June 2005 of GBP49.9 million (30 June 2004: GBP11.0 million)
* Fund-raising completed in March 2005 raised GBP28.4 million net of expenses

Corporate Development

* Acquisition of rights to oncology target Pin1 from Pintex
  Pharmaceuticals Inc. in March 2005
* Acquisition of Ionix Pharmaceuticals Limited for GBP12.5 million, completed in July 2005


Frovatriptan

* Re-launched in March 2005 by Endo Pharmaceuticals with expanded sales force and new marketing strategy focused on long duration of action
        o Benefits of new marketing campaign evidenced by increased awareness of the product among targeted neurologists
* Exercised option to co-promote frovatriptan alongside Endo
  Pharmaceuticals
* Positive interim Phase III safety data with the number of patients remaining on the trial exceeding expectations
* Patient enrolment on Phase III efficacy trial complete and, if the studies are positive, menstrually related migraine (MRM) filing expected in 1H 2006

Product Development Portfolio

* V10153 - Commenced a Phase II trial in acute ischaemic stroke. The aim of the trial is to determine whether V10153 can be clinically effective in patients up to 9 hours after the occurrence of a stroke
* V1003 (formerly known as IX-1003) - Commenced a Phase II trial in acute post-operative pain
* V2006 - Suite of Phase I trials now complete with Vernalis' partner, Biogen Idec, responsible for moving forward into Phase II trials
* V24343 - Progressed from research into pre-clinical development. This potent and selective cannabinoid receptor antagonist programme is a potential treatment for obesity and related disorders
* MMPI - Phase I started by Serono
* V140 - Development discontinued following a portfolio review

Simon Sturge, CEO commented, " I am pleased to report further significant achievement against our strategic objectives in this period through the growth of our commercial operation in the US and advancement of our pipeline. We now retain co-promote options in the US for three products and are firmly focused on seeking additional in-licensing opportunities."

                                  ----ends----

Simon Sturge and Tony Weir, CEO and CFO of Vernalis respectively, will today host an analyst / investor presentation and conference call at 9:00 am BST to discuss the interim results.

This may be accessed by dialling: +44 1452 561 263, and quoting 'Vernalis conference call.'

A replay facility will be available for 7 days by dialling: +44 1452 550 000, with the access code: 9472487#.

Enquiries:

Vernalis plc
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications
+44 (0)118 977 3133

Brunswick Group (for analyst, financial media enquiries)
Jon Coles; Wendel Verbeek; Laure Korenian-Chabert
+44 (0)20 7404 5959


About Vernalis

Vernalis is a UK-based biotechnology company with a marketed migraine product, frovatriptan, and a development pipeline focused on central nervous system disorders and oncology. The company has five products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven biotechnology company. For further information about Vernalis, please visit www.vernalis.com

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.


1. Strategy and operational review

Vernalis is one of Europe's leading biotechnology companies with a marketed product, frovatriptan and a novel portfolio of discovery programmes and products in clinical development, focused particularly in the areas of CNS disorders and oncology. A twenty-five person strong sales force is expected to be in place by January 2006 to co-promote frovatriptan in the US, and Vernalis is focused on adding additional products to exploit this US commercial organisation.

(i) Product Portfolio

Frovatriptan

* Background

Frovatriptan is a selective 5-HT1B/1D receptor agonist approved as an acute oral treatment for migraine headache and its associated symptoms. It is one of a class of prescription drugs called triptans, a number of which are already approved for this acute indication. Frovatriptan is distinguished from other triptans by its long half life and is also being developed for the intermittent, short-term prevention of menstrually related migraine.

Frovatriptan is marketed in the US by Endo Pharmaceuticals, which has re-launched the product during 2005 with an expanded sales force and a new marketing strategy focusing on the benefits of frovatriptan's long duration of action. These messages are beginning to resonate with the targeted neurologists, evidenced by an increased awareness of frovatriptan.

In Europe, frovatriptan is marketed in nine countries by Menarini. The drug was approved throughout the then 15 member states via the mutual recognition procedure in January 2001, with France acting as the reference member state. Menarini launched frovatriptan in the first European market, Germany, during November 2002. Frovatriptan has also been launched in The Republic of Ireland, the United Kingdom, Austria, The Netherlands, Italy, Spain and Greece. Sales have been growing steadily and in Germany frovatriptan has achieved an approximate 11 per cent share of the overall triptan market. Frovatriptan was launched In Italy, Menarini's home territory, in September 2004 and has already achieved a 10 per cent market share.

A second round of mutual recognition was completed successfully by Menarini in December 2004 to include the EU accession countries as well as Iceland and Norway. Frovatriptan has also recently been approved in Switzerland, Bulgaria and Romania and five Central American countries, and is expected to be launched in some of these during the remainder of 2005.

* Seeking a distinct label for frovatriptan for prophylaxis of Menstrually Related Migraine

Vernalis is currently conducting further studies to develop frovatriptan for intermittent, short-term prevention of MRM, a form of migraine suffered by over 60 per cent of female migraineurs. In the United States this represents approximately 12 million women. None of the triptan class of drugs is currently approved for this indication and frovatriptan's long half-life (approximately 26 hours) suggests that it might be an appropriate treatment for this novel application.

In October 2002, positive trial data were first presented from a study of more than 500 menstrual migraine sufferers in the US, suggesting that short-term prophylaxis with frovatriptan was effective in preventing migraine headaches triggered by menstruation. The data demonstrated a highly statistically significant improvement in the numbers of patients who were headache-free during their menstrual cycles for both once and twice daily dose regimens of frovatriptan compared to placebo (p < 0.0001). These data were published in full by a leading journal, Neurology (2004, 63: 261-269).

Two further trials, a safety trial and a confirmatory efficacy trial, are required to complete the data package for a supplemental New Drug Approval application in the United States, which, if successful, may permit frovatriptan to be marketed as an intermittent, short-term prophylaxis for MRM.

Safety Trial: In this study, which investigated the higher dose regimen from the initial efficacy study, female patients took frovatriptan for six days each month (2 x 2.5 mg twice daily on day 1, and 2.5 mg twice daily for five days) covering their menstrual cycles. Six-month interim safety data were presented at the 47th Annual Scientific Meeting of the American Headache Society which took place in Philadelphia in June 2005. These data indicated that frovatriptan is well-tolerated when used as a six-day dosing regimen for up to six menstrual periods as preventive therapy for MRM. All patients have now completed the study with more than 300 patients receiving 12 months of treatment, exceeding the study objective of treating 100 patients for 12 menstrual cycles.

Confirmatory Efficacy Trial: This placebo-controlled, parallel group efficacy study achieved its recruitment target in August 2005. Over 550 patients who have been difficult to treat using acute therapies have been included in the study, which is investigating the same regimens that were found to be efficacious in the previous trial. Patients are treated for six days each month covering their menstrual cycle starting two days before the expected onset of headache and are randomised to placebo, once daily dosing with frovatriptan and twice daily dosing with frovatriptan for three menstrual cycles.

Results from the study are expected in 1H 2006, later than Vernalis' original guidance of 2H 2005 due to slightly slower than expected recruitment into the trial. However, provided the positive initial results are confirmed, regulatory submissions in the US and Europe remain on track for 1H 2006. Pending an anticipated FDA approval of the menstrually related migraine indication, due 12 months after regulatory submission, Endo has committed to a milestone payment of US $40 million to Vernalis.

V10153

V10153 is a novel thrombolytic protein which is being developed for the treatment of acute ischaemic stroke. Current therapeutic options for stroke sufferers are limited, as only one agent, recombinant tissue plasminogen activator (rtPA), is approved for use in the acute setting and treatment has to be administered within the first three hours after a stroke has occurred, which limits its use significantly. A multi-centre Phase II clinical trial of V10153 commenced in August 2005 and is looking at determining whether this novel thrombolytic can safely benefit patients who have recently experienced an acute ischaemic stroke up to 9 hours after the stroke has occurred. The trial is being conducted in two parts, with Part A expected to complete in 1H 2006. This first part of the study is designed to identify a safe and potentially efficacious dose of V10153, with the data being reviewed by an independent safety monitoring board on an ongoing basis. The second part of the study will be a placebo controlled extension of the study to confirm the initial indications of efficacy from Part A, subject to satisfactory regulatory review.

V10153 was initially evaluated by a consortium of cardiologists in the US and Europe (the TIMI Study Group) in a Phase IIa ascending dose study to establish proof-of-concept (i.e. that it can dissolve clots and restore coronary bloodflow) in patients who have suffered acute myocardial infarction (AMI). V10153 was found to be well tolerated throughout the dose range of 1-10 mg/kg in patients with AMI. Restoration of bloodflow was observed in blocked coronary arteries in up to 40 per cent of patients after 60 minutes following doses of 5 mg/kg and greater. This is comparable to the efficacy reported for other marketed thrombolytic therapies using a similar experimental protocol. V10153 was found to be safe in the range of doses tested.

Work is continuing with respect to improving the production process of V10153 prior to manufacturing material for the Phase III studies. Vernalis recently signed an agreement with Diosynth Biotechnology, a division of Organon that supplies manufacturing services for the global biotechnology industry, to provide process development, scale up and manufacturing for V10153. GMP manufacture at large scale is scheduled to complete at the end of 2006.

V1003

Vernalis obtained rights to V1003 (formerly IX-1003) with its acquisition of Ionix in July 2005. V1003 is an intranasal formulation of buprenorphine, an opiate analgesic, for the management of post-operative pain in hospital and home settings. Buprenorphine is a well-known analgesic and the intranasal formulation has the potential to provide a convenient alternative to other treatments, allowing patients to manage their post-operative pain both prior to discharge from hospital and at home during their recovery period. Two successful Phase I clinical trials have been conducted and have demonstrated rapid attainment of analgesic plasma levels.

V1003 started a Phase II study in August 2005. This randomised, double blind, placebo-controlled, single dose study in 360 patients is comparing the efficacy of V1003 to placebo post-operatively in patients experiencing moderate to severe pain. Additionally, the study will provide information about the speed of onset and tolerability of the compound. The trial is expected to complete in 1H 2006.

Vernalis is developing V1003 in partnership with Reckitt Benckiser Healthcare who are responsible for future development costs with Vernalis receiving a series of further payments upon achievement of development milestones, as well as royalties on commercial sales. Vernalis has retained the option to co-promote the product in the US and, should it exercise this option, it will contribute to a proportion of ongoing costs after completion of the Phase IIa trial in return for a share of profits.

V2006

V2006 is an adenosine A2A receptor antagonist in development as a potential novel treatment for Parkinson's disease. A2A receptor antagonists may possess advantages over conventional dopaminergic strategies, helping to restore motor function in patients with Parkinson's disease with fewer of the side effects such as nausea and dyskinesia (uncontrolled movements) associated with conventional dopaminergic treatments.

A total of five Phase I trials of V2006 have been completed by Vernalis. These included single and multiple ascending dose studies and studies in healthy elderly volunteers. They also included the effects of V2006 taken with and without food, and the potential for V2006 to interact with standard dopamine
therapy.    In addition, a human radiolabelled study in six healthy male volunteers has been completed.

In June 2004, Vernalis entered into an agreement with Biogen Idec to develop and commercialise Vernalis' lead compound, V2006. Biogen Idec are conducting and funding the development programmes and will pay milestones and royalties on the successful development and commercialisation of collaboration products. Vernalis has an option to co-promote products arising out of this collaboration in the United States. Biogen Idec anticipates filing an IND in 2H 2005 prior to commencing Phase II studies.

V24343

Vernalis' research group has successfully progressed a series of potent and selective cannabinoid receptor antagonists as novel treatments for obesity. In August 2005, V24343 was selected as the lead clinical candidate, and a pre-clinical programme which includes process and formulation development, pre-clinical safety and DMPK (drug metabolism and pharmacokinetics) is underway. Phase I trials are expected to commence in 2H 2006.

According to the World Health Organisation, obesity is a major contributor to the global burden of chronic disease and disability and has reached epidemic proportions globally, with more than one billion adults overweight, at least 300 million of them being clinically obese. CB1 receptors, initially identified in the brain, are also present in several other peripheral tissues, including adipocytes (fatty tissues). These receptors are part of the endocannabinoid system, a natural physiological system that is thought to play a role in the regulation of both appetite and peripheral energy metabolism, thereby affecting body weight.

V140

Following a portfolio review, Vernalis has taken the decision to focus its efforts on other programmes with a higher probability of success and is returning V140 to its originator, Monash University.

MMPI

A specific inhibitor of MMP-12, with therapeutic potential in inflammatory disorders including multiple sclerosis, entered into a Phase I trial in January 2005. This is the first compound to enter the clinic resulting from the research collaboration with Serono focused upon identifying selective metalloenzyme inhibitors (MEI) for the treatment of serious inflammatory diseases. The primary objectives of the Phase I study are to elucidate the safety, tolerability and pharmacokinetic properties of the compound. Serono will conduct and fund all development activities associated with the programme with Vernalis receiving milestone and royalty payments.

5HT2C receptor agonists

Vernalis had a preclinical research collaboration with Roche looking at the potential use of selective 5-HT2C receptor agonists as one of the key receptors for controlling satiety. This four year collaboration has now expired.

(ii) Research

Using structure based drug design and expertise in GPCR chemistry Vernalis is continuing its research into CNS and oncology disease areas. The Company's focus in the CNS area is on pain and in oncology on pleiotropic targets. Vernalis conducts approximately half of its research programmes under collaboration agreements.

Hsp90 inhibitors

Hsp90 is a novel drug target, inhibition of which is believed to have significant potential in the treatment of a broad range of cancers. This programme is utilising the Company's structure-based design technology to identify potent and specific inhibitors of Hsp90 for use against cancer.

In December 2003 Vernalis formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (Novartis) in Cambridge, MA, USA, to investigate inhibitors of Hsp90. After an initial six-month evaluation period, Novartis exercised its option to license exclusive worldwide rights to Hsp90. The companies are conducting a joint research programme under which Novartis is providing research funding to Vernalis for an initial three-year period. In addition, Novartis is responsible for funding and conducting the development of product candidates, and for commercialisation.

A2A receptor antagonists

A programme is under way to identify and evaluate potent, selective A2A receptor antagonists for the treatment of depression. Biogen Idec has option rights over
this programme under the collaboration agreed in June 2004.   A programme of
work to identify suitable back-up candidates for V2006 is continuing.

Pin1

In March 2005 Vernalis acquired the intellectual property rights, know-how and associated assets relating to an emerging oncology target Pin1 from Pintex Pharmaceuticals Inc. A programme is under way to discover development candidates against the Pin1 target. Pin1 over expression is observed in a number of oncology indications and Vernalis is looking to capitalise on its success with Hsp90 through utilising its structure based drug discovery suite of technologies.

2. Expected Development Progress

* V2006: File IND prior to Phase II (Biogen Idec)        H2 05
* Frovatriptan: MRM efficacy data                        H1 06
* Frovatriptan: MRM regulatory submission                H1 06
* V10153: Completion of Part A Phase II in stroke        H1 06
* V1003: Completion of Phase IIa (Reckitt Benckiser)     H1 06
* V24343: Start of Phase I                               H2 06


3. Financial Review

Implementation of International Financial Reporting Standards

The financial results for the six months ended 30 June 2005 are the first results prepared in accordance with International Financial Reporting Standards ("IFRS"). Prior to these results the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Practices ("UK GAAP").

In accordance with IFRS 1 the results for the six months ended 30 June 2004 and year ended 31 December 2004 included in these interim results have been restated in accordance with IFRS. The impact of the restatement is described in detail in note 2 to the financial statements.

The principal adjustments relate to:

a) Goodwill. Under IFRS, goodwill is not amortised but subject to impairment tests. Under UK GAAP, goodwill was amortised over its useful economic life.

b) Investments. Under IFRS, investments in unrelated entities and available for sale are recorded at fair value. Under UK GAAP such investments were held at cost less impairment.

c) Share-based payments. Under IFRS, a charge to the income statement is made to reflect the fair value of the awards at grant date. The charge was not made under UK GAAP.

d) Holiday Pay. Under IFRS, a provision for holiday entitlement not taken is required. No such charge was made under UK GAAP.

e) Intangible assets. Under IFRS, separately purchased intellectual property is capitalised and subject to impairment tests. Under UK GAAP, full impairment was made immediately in respect of early stage programmes.

f) Royalty buy out from GSK. Under IFRS, this item is discounted to fair value resulting in a charge to the income statement over the repayment period. Under UK GAAP, the liability was recorded at the full amount due.

The loss for the six months ended 30 June 2004 has decreased from GBP13.1 million under UK GAAP to GBP11.6 million under IFRS due principally to the reversal of amortisation on goodwill of GBP2.3 million offset by a charge for the fair value of share option grants of GBP0.3 million and a fair value adjustment to the GSK royalty of GBP0.4 million. The loss for the year ended 31 December 2004 was reduced from GBP29.2 million under UK GAAP to GBP25.7 million under IFRS, due principally to the reversal of goodwill amortisation of GBP4.4 million offset by a charge for the fair value of share option grants of GBP0.7 million.

Net assets at 31 December 2004 have increased from GBP12.9 million under UK GAAP to GBP17.9 million under IFRS, due principally to the reversal of goodwill amortisation totalling GBP4.4 million, the revaluation of available for sale assets of GBP0.7 million and the reversal of impairment to intangible assets of GBP0.6 million offset by a fair value adjustment of the GSK royalty of GBP0.6 million. Net assets at 30 June 2004 have increased from GBP24.0 million under UK GAAP to GBP26.8 million under IFRS due principally to the reversal of goodwill amortisation of GBP2.3 million, including the fair value of available for sale investments of GBP0.9 million and the reversal of impairment to intangible assets of GBP0.3 million offset by a fair value adjustment to the GSK royalty of GBP0.4 million.

All further comparisons refer to the results reported under IFRS.

Income Statement

Revenue for the six months ended 30 June 2005 was GBP5.9 million (2004: GBP5.1 million) and comprised GBP1.6 million in respect of frovatriptan (2004: GBP3.0 million) and GBP4.3 million in respect of revenue recognised under collaboration agreements (2004: GBP2.1 million). For the six months ended 30 June 2005 sales of frovatriptan solely comprised European revenues of GBP1.6 million (2004:
GBP0.5 million). The increase in European revenues reflects the additional territories in which the product has been launched. The North American revenues of GBP2.5 million in 2004 comprised royalties from Elan for the period to 19 May 2004 and product sales from the period from 19 May 2004 to 30 June 2004. Revenue in respect of collaboration agreements principally comprised GBP1.6 million from Endo and GBP0.6 million due from Serono following the start of Phase I trials in the first half of the year.

Research and development expenditure for the six months ended 30 June 2005 increased to GBP14.2 million (2004: GBP11.0 million). The increase relates principally to expenditure incurred on the development of frovatriptan for the prophylaxis of MRM. During the period the confirmatory efficacy study was under way and recruitment into the safety study was completed.

Selling, general and administrative expenditure for the six months ended 30 June 2005 increased to GBP10.6 million (2004: GBP6.5 million) due to a goodwill impairment charge of GBP6.4 million in the period. The impairment relates to the goodwill arising on the acquisition of RiboTargets and follows the decision to discontinue clinical development of V140. Excluding this charge, administration expenses were GBP4.2 million (2004: GBP6.5 million) and comprised general administration expenditure of GBP4.0 million and sales and marketing costs of GBP0.2 million. The reduction of GBP2.3 million is due to lower general costs of GBP0.6 million, lower sales and marketing costs of GBP0.8 million and the inclusion, last year, of GBP0.9 million of restructuring costs.

Interest receivable and similar income for the six months ended 30 June 2005 increased to GBP2.3 million (June 2004: GBP1.1 million) and comprised interest receivable of GBP1.0 million (2004: GBP0.3 million), exchange gains of GBP0.9 million (2004: GBP0.8 million), and an implicit interest receipt of GBP0.4 million (2004: GBPnil) relating to the fair value accounting for the accrued income of $30 million due from Endo. The increase in interest receivable follows the higher average cash balances for the period following the fund raising in March 2005. Interest payable and similar charges for the six months ended 30 June 2005 increased to GBP3.0 million (2004: GBP0.7 million) and comprised interest payable on long-term loans of GBP0.7 million (2004: GBP0.3 million), an exchange loss on long-term loans and deferred income balances of GBP2.0 million (2004: nil) and an implicit finance charge of GBP0.3 million (2004: GBP0.4 million) on loans repayable in instalments. The interest payable increased in the period due to a charge on the $50 million loan from Endo which was drawn-down in August 2004.

The loss for the six months ended 30 June 2005 was GBP19.0 million (June 2004:
GBP11.6 million). The increase described above is mainly due to a charge in 2005 of GBP6.4 million relating to the impairment of goodwill.


Balance Sheet

Non current assets at 30 June 2005 amounted to GBP43.3 million (2004: GBP49.7 million) with the principal components being intangible assets of GBP31.8 million and receivables after more than one year of GBP8.1 million. The intangible assets principally relate to amounts paid to Elan and GSK in respect of the rights to frovatriptan. The receivable after one year is the second amount of $15 million which is due from Endo in August 2006. The decrease in non current assets is mainly due to the goodwill impairment charge referred to above and a reduction in intangible assets offset by the inclusion of the amount due from Endo in August 2006.

Current assets at 30 June 2005 amounted to GBP70.5 million (2004: GBP34.6 million) and comprised amounts receivable of GBP20.6 million and cash resources of GBP49.9 million. The cash resources comprised GBP34.7 million invested in securities which mature more than 90 days from the date of purchase, described as held to maturity financial assets, and GBP15.2 million invested for periods of less than 90 days, described as cash and cash equivalents. The increase in current assets is due to the higher cash balance which results from the placing and open offer completed in March 2005 and the receipts in the second half of 2004 arising from the collaborations with Endo, Biogen Idec and Novartis. In 2004 the non current asset held for resale of GBP3.7 million relates to the Oxford facility which was sold in October 2004.

Non current liabilities amounted to GBP66.7 million (2004: GBP26.7 million) and principally comprised GBP28.8 million in respect of the $50 million loan from Endo, repayable in August 2009, and GBP28.9 million of deferred income from the collaborations with Endo, Biogen Idec and Novartis where the revenue is being recognised over the expected life of the contracts. In 2004, an amount of GBP12.9 million was due to be paid to Elan in December 2005; this was settled early when the Company entered into the collaboration with Endo in August 2004. Current liabilities amounted to GBP19.7 million (2004: GBP30.7 million) with the reduction due to settlement of the amounts due to Elan in respect of the reacquisition of frovatriptan.

Cash flow

Cash resources, comprising held to maturity financial assets and cash and cash equivalents, increased from GBP33.3 million at 1 January 2005 to GBP49.9 million at 30 June 2005. The increase of GBP16.6 million arises as a result of the net proceeds of the placing and open offer completed in March 2005 of GBP28.4 million. In addition, during the period GBP14.2 million was utilised in the operations of the business, GBP0.8 million was expended on the purchase of tangible and intangible fixed assets, GBP2.3 million was received in R&D tax credit reclaims and GBP0.7 million of net interest was received.


Unaudited consolidated income statement
For the half year ended 30 June 2005


                                6 months ended  6 months ended 12 months ended
                                   30 June 2005   30 June 2004     31 December
                                                                          2004
                            Note         GBP000         GBP000          GBP000

Revenue                        3          5,901          5,093          15,195
Cost of Sales                              (526)          (423)         (2,909)
                                       --------       --------        --------
Gross profit                              5,375          4,670          12,286
Research and development
expenditure                             (14,211)       (11,019)        (24,087)
Selling, general and
administrative expenses        4        (10,556)        (6,544)        (15,722)
------------------------  ------       --------       --------        --------
Selling, general and
administrative expenses are
as follows
Goodwill impairment            4          6,371              -               -
Other                          4          4,185          6,544          15,722
                                       --------       --------        --------
                                         10,556          6,544          15,722
------------------------  ------       --------       --------        --------

Operating Loss                          (19,392)       (12,893)        (27,523)
                                       --------       --------        --------
Interest receivable and
similar income                 5          2,322          1,091           2,933
Interest payable and
similar charges                5         (2,966)          (676)         (2,821)
                                       --------       --------        --------
Loss on ordinary
activities before taxation              (20,036)       (12,478)        (27,411)
Tax credit on loss on
ordinary activities                       1,016            875           1,758
                                       --------       --------        --------
Loss for the period                     (19,020)       (11,603)        (25,653)
                                       ========       ========        ========

Loss per share (basic and
diluted)                                  (10.6)p         (8.1)p         (17.4)p


Unaudited consolidated statement of changes in shareholders' equity For the half year ended 30 June 2005

                    Share        Share        Other         Retained     Total
                  Capital      premium      Reserve         earnings
                  -------     --------      -------          -------   -------
                   GBP000       GBP000       GBP000           GBP000    GBP000
                  -------     --------      -------          -------   -------
Balance at 1
January 2004       38,813      298,226      153,092         (456,201)   33,930
Revaluation
of assets
available
for sale              -            -          850                -       850
Net income
recognised
directly in
equity                -            -          850                -       850
Loss for the
six month
period                -            -            -          (11,603)  (11,603)
                -------     --------      -------         --------   -------
Total
recognised
income and
expense for
the period            -            -          850          (11,603)  (10,753)
Issue of
equity share
capital             311        2,984            -                -     3,295
Equity share
options
charge                -            -          341                -       341
                -------     --------      -------         --------   -------
Balance at
30 June 2004     39,124      301,210      154,283         (467,804)   26,813
Revaluation
of assets
available
for sale              -            -         (253)               -      (253)
Net income
recognised
directly in
equity                -            -         (253)               -      (253)
Loss for the
six month
period                -            -            -          (14,050)  (14,050)
                -------     --------      -------         --------   -------
Total
recognised
income and
expense for
the period            -            -         (253)         (14,050)  (14,303)
Issue of
equity share
capital             368        4,632            -                -     5,000
Equity share
options
charge                -            -          387                -       387
                -------     --------      -------         --------   -------
Balance at
31 December
2004             39,492      305,842      154,417         (481,854)   17,897
Revaluation
of assets
available
for sale              -            -          (95)               -       (95)
Net income
recognised
directly in
equity                -            -          (95)               -       (95)
Loss for the
six month
period                -            -            -          (19,020)  (19,020)
                -------     --------      -------         --------   -------
Total
recognised
income and
expense for
the period            -            -          (95)         (19,020)  (19,115)
Issue of
equity share
capital           2,163       28,112            -                -    30,275
Expenses on
issue of
share
capital               -       (2,177)           -                -    (2,177)
Equity share
options               -            -          527                -       527
charge
                -------     --------      -------         --------   -------
Balance at
30 June 2005     41,655      331,777      154,849         (500,874)   27,407
                -------     --------      -------         --------   -------


Unaudited consolidated balance sheet
As at 30 June 2005

                                         30 June         30 June  31 December
                                            2005            2004         2004
                            Note          GBP000          GBP000       GBP000
Assets
Property, plant and
equipment                                  1,120           2,799        1,596
Goodwill                       6           1,643           8,014        8,014
Intangible assets              7          31,811          37,922       33,211
Available for sale
financial assets                             585             933          680
Other receivables              8           8,132               -        7,418
                                       ---------       ---------    ---------
Non current assets                        43,291          49,668       50,919

Inventories                                   62           1,933           49
Trade and other
receivables                    8          20,550          17,952       20,355
Held to maturity financial
assets                                    34,736           5,141       15,000
Cash and cash equivalents                 15,175           5,906       18,323
                                       ---------       ---------    ---------
                                          70,523          30,932       53,727
Non current asset held for
resale                                         -           3,686            -
                                       ---------       ---------    ---------
Current assets                            70,523          34,618       53,727
                                       ---------       ---------    ---------
Total assets                             113,814          84,286      104,646
                                       ---------       ---------    ---------

Liabilities
Borrowings                     9         (28,758)         (1,080)     (26,364)
Other non-current
liabilities                   10          (2,702)        (17,987)      (2,467)
Deferred income                          (28,876)         (4,074)     (31,294)
Provisions                                (6,413)         (3,583)      (6,877)
                                       ---------       ---------    ---------
Non current liabilities                  (66,749)        (26,724)     (67,002)

Borrowings                     9               -            (270)           -
Trade and other payables      10         (11,639)        (26,511)     (11,255)
Deferred income                           (5,182)         (1,358)      (4,839)
Provisions for other
liabilities and charges                   (2,837)         (2,610)      (3,653)
                                       ---------       ---------    ---------
Current liabilities                      (19,658)        (30,749)     (19,747)
                                       ---------       ---------    ---------
Total liabilities                        (86,407)        (57,473)     (86,749)
                                       ---------       ---------    ---------
Net assets                                27,407          26,813       17,897
                                       =========       =========    =========

Equity
Share capital                             41,655          39,124       39,492
Share premium                            331,777         301,210      305,842
Other reserves                           154,849         154,283      154,417
Retained deficit                        (500,874)       (467,804)    (481,854)
                                       ---------       ---------    ---------
Total Equity                              27,407          26,813       17,897
                                       =========       =========    =========

Unaudited consolidated cash flow statement
For the half year ended 30 June 2005

                                                                     12 months
                                    6 months to    6 months to        ended 31
                                   30 June 2005   30 June 2004   December 2004

Cash flow from operating
activities                               GBP000         GBP000          GBP000
Loss before tax                         (20,036)       (12,478)        (27,411)
Depreciation                                568            661           2,327
Loss on disposal of
tangible fixed assets                         1            379             836
Amounts written off goodwill              6,371              -               -
Amortisation of intangible
fixed assets                              1,731            877           2,664
Amounts written off intangibles             300              -               -
Amounts written off investments               -              -             (12)
Option charge                               527            341             728
Interest receivable                      (2,322)        (1,091)         (2,933)
Interest payable                          2,966            676           2,821
Exchange (gain)/loss                        (12)            45            (366)
                                      ---------      ---------      ----------
                                         (9,906)       (10,590)        (21,346)
Changes in working capital
Increase in debtors                        (587)        (6,767)        (16,178)
(Decrease)/increase in creditors            (90)           436             355
(Decrease)/increase in provisions        (1,528)         2,104           4,260
(Decrease)/increase in deferred
income                                   (2,075)         4,754          35,299
Decrease in stock                           (13)        (1,884)              -
                                      ---------      ---------      ----------
Cash (used in)/generated
from operations                         (14,199)       (11,947)          2,390
Taxation received                         2,307            648           1,129
Interest paid                                (5)          (106)           (216)
                                      ---------      ---------      ----------
Net cash (used in)/generated
from operating activities               (11,897)       (11,405)          3,303
Cash flows from investing activities
Purchase of tangible fixed assets          (211)           (17)           (101)
Sale of tangible fixed assets                 1              -           3,250
Purchase of intangible fixed assets        (575)        (4,824)        (30,841)
Sale of investment                            -              -              12
Interest received                           398            120              19
Interest received on financial
assets held to maturity                     312            173             664
                                      ---------      ---------      ----------
Net cash used in investing activities       (75)        (4,548)        (26,997)
Cash flows from financing activities
Finance charge on US dollar secured
loan                                          -              -            (372)
Interest payable on US dollar secured
loan                                          -              -            (388)
Receipt of US dollar secured loan             -              -          27,539
Interest on sterling secured loan             -            (43)              -
Repayment of sterling secured loan            -           (135)         (1,485)
Movement in term deposits               (19,737)         2,926          (6,933)
Issue of shares                          30,275          3,295           8,295
Share issue costs                        (1,880)             -               -
Capital element of finance lease
payments                                    (18)          (423)           (738)
                                      ---------      ---------      ----------
Net cash generated from
financing activities                      8,640          5,620          25,918
                                      ---------      ---------      ----------

Movements in cash and cash
equivalents in the period                (3,332)       (10,333)          2,224
Foreign exchange on cash and cash
equivalents                                 184             92             (48)
Cash and cash equivalents at
the beginning of the period              18,323         16,147          16,147
                                      ---------      ---------      ----------
Cash and cash equivalents at
the end of the period                    15,175          5,906          18,323
                                      =========      =========      ==========

Notes to the financial statements
For the half year ended 30 June 2005

1 Accounting policies and basis of preparation

Basis of preparation

Prior to 2005 the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Practices (UK GAAP). For the year ended 31 December 2005, the Group is required to prepare its annual consolidated financial statements in accordance with accounting standards adopted in the European Union (EU). As such those financial statements will take account of the requirements and options in IFRS 1 'First-time Adoption of International Financial Reporting Standards(IFRS)' as they relate to the 2004 comparatives included therein.

The financial information for the six months ended 30 June 2005 is unaudited and has been prepared in accordance with the Group's accounting policies, based on IFRS, that are expected to apply for 2005. The financial information for the six months ended 30 June 2004 is also unaudited and has been restated under IFRS.

Certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first-time adoption may result in a different application of accounting policies in the 2004 restated financial information to that which would apply if the 2004 financial statements were the first financial statements of the Group prepared in accordance with IFRS. An explanation of how the transition from UK GAAP to IFRS has affected the Groups financial position, income statement and cash flow is set out in Note 2. The reconciliations set out in Note 2 are based on the IFRS expected to be applicable as at 31 December 2005 and the interpretations of those standards. The IFRS and IFRIC interpretations that will be applicable at 31 December 2005 are not known with certainty. These interim consolidated statements are based on management's understanding of issued standards and interpretations and current facts and circumstances, which may change. For example, amended or additional standards or interpretations may be issued by the IASB. IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time.

The interim financial information has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but has been reviewed by the auditors in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. The Company's statutory accounts for the year ended 31 December 2004, prepared under UK GAAP, have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Accounting policies

Basis of consolidation

The consolidated financial statements include the financial statements of Vernalis Plc and its subsidiaries.

Share-based payments

The Group makes equity-settled and cash-settled share-based payments to its employees and directors. Equity-settled share-based payments are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period of the award. At each balance sheet date, Vernalis revises its estimate of the number of options that are expected to become exercisable.

Cash-settled share based payments are accrued over the vesting period of the award based on the current expected fair value at each balance sheet date.

When share options are exercised, the proceeds received net of any transaction costs, are credited to share capital (nominal value) and share premium.
Notes to the financial statements (continued)
For the half year ended 30 June 2005

1 Accounting policies and basis of preparation (continued)

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets (including intangible assets) of the acquired subsidiary at the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill is tested at each balance sheet date for impairment and is carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold. Goodwill that was previously directly written off to reserves under UK GAAP is not included in the gain or loss on disposal of an entity.

Internally generated intangible assets - Product research and development Expenditure on new or substantially improved products is capitalised as an intangible asset and amortised over the expected useful life of the product concerned. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product can be demonstrated and the Group is satisfied that it is probable that future economic benefit will result from the product once completed. This is usually at the point of regulatory filing in a major market. Capitalisation ceases when the product is ready for launch.

Expenditure on research and development activities which do not meet the above criteria is charged to the income statement as incurred.

Other Intangibles

Other intangibles are recognised when they have been acquired separately for cash or other monetary assets.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested at each balance sheet date for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Notes to the financial statements (continued)
For the half year ended 30 June 2005

1 Accounting policies and basis of preparation (continued)

Investments

The Group classifies its investments in the following categories: loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

At each balance sheet date management assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. On disposal or impairment of the investment, gains or losses recorded in equity are recycled through the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets or liabilities with fixed or determinable payments that are not quoted in an active market. Assets in this category are recognised at amortised cost and included in trade and other receivables, and loans in the balance sheet.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Assets in this category are held at amortised cost. Held-to-maturity investments include short term investments with original maturities of more than 90 days.

Available-for-sale financial assets

Available for sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held to maturity investments or financial assets at fair value through the profit or loss. Assets in this category are recognised at fair value with unrealised gains and losses arising from changes in fair value recognised in equity.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits repayable on demand and other short-term highly liquid investments with original maturities of 90 days or less.

Notes to the financial statements (continued)
For the half year ended 30 June 2005

2 Explanation of transition to IFRS

Reconciliation of equity and loss.

This is the first time that the Group has prepared interim financial information under IFRS as defined in Note 1. The following disclosures are required in the period of transition. For the purpose of this financial information the last interim statements were for the six months ended 30 June 2004, the last annual financial statements were for the year to 31 December 2004 and the date of transition to IFRS was 1 January 2004.

IFRS 1 'First-Time Adoption of International Financial Reporting Standards' sets out the transition rules which must be applied when IFRS is adopted for the first time. As a result, certain of the requirements and options in IFRS 1 may result in a different application of accounting policies in the 2004 restated financial information from that which would apply if the 2004 financial statements were the first financial statements. The standard sets out certain mandatory exemptions to retrospective application and certain optional exemptions.

The most significant optional exemptions available taken by the Group are as follows:

(a) Business combinations - The Group has elected not to apply IFRS3
'Business combinations' retrospectively to business combinations that took place prior to the transition date. Consequently, goodwill arising on business combinations before the transition date remains at its previous UK GAAP carrying value at the date of transition from the UK GAAP financial statements.

(b) Share-based-payment transactions - The Group has adopted the exemptions in IFRS 1 which allow a first-time adopter to apply the new standard only to share options granted after 7 November 2002, that have not vested by 1 January 2005.

Reconciliation of equity:

                                31 December          30 June       31 December
                                       2003             2004              2004

                                     GBP000           GBP000           GBP000
Net Assets under UK GAAP             33,789           23,954           12,875
Reversal of goodwill
amortisation                  a           -            2,274            4,398
Fair value of available for
sale investments              b           -              933              680
Holiday pay accrual           d        (108)            (231)             (93)
Recognition of intangible
assets                        e         300              300              600
Fair value of royalty buy
out from GSK                  f         (51)            (417)            (563)
                                -----------      -----------      -----------
Net Assets under IFRS                33,930           26,813           17,897
                                ===========      ===========      ===========

Reconciliation of loss:

                             6 months ended  12 months ended
                               30 June 2004      31 December
                                                        2004
                                     GBP000           GBP000
Loss under UK
GAAP                                (13,130)         (29,209)
Reversal of
goodwill
amortisation      a                   2,274            4,398
Investment
write off         b                      83               83
Share option
charge            c                    (341)            (728)
Holiday
accrual           d                    (123)              15
Recognition of
intangible
asset             e                       -              300
Fair value of
royalty buy
out from GSK      f                    (366)            (512)
                                  ---------      -----------
Loss under
IFRS                                (11,603)         (25,653)
                                  =========      ===========

Notes to the financial statements (continued)
For the half year ended 30 June 2005

2 Explanation of transition to IFRSs (continued)

Reconciliation of Equity at 31 December 2003 (date of transition to IFRS):

                                               UK GAAP   IFRS Effect       IFRS
                                                GBP000        GBP000     GBP000
Assets
Property, plant and equipment                    3,441             -      3,441
Goodwill                                         8,014             -      8,014
Intangible assets                      e,f      14,911          (556)    14,355
Investment in subsidiaries                          83             -         83
                                           -----------     --------- ----------
Non Current Assets                              26,449          (556)    25,893

Inventories                                         49             -         49
Trade and other receivables                     10,991             -     10,991
Held to maturity financial assets                8,066             -      8,066
Cash and cash equivalents                       16,148             -     16,148
                                           -----------     --------- ----------
                                                35,254             -     35,254
Non current asset held for resale                4,067             -      4,067
                                           -----------     --------- ----------
Current Assets                                  39,321             -     39,321
                                           -----------     --------- ----------
Total Assets                                    65,770          (556)    65,214
                                           -----------     --------- ----------

Liabilities
Borrowings                                      (1,215)            -     (1,215)
Other non-current liabilities            f      (5,605)          685     (4,920)
Deferred income                                 (1,299)            -     (1,299)
Provisions                                      (2,754)            -     (2,754)
                                           -----------     --------- ----------
Non current Liabilities                        (10,873)          685    (10,188)

Borrowings                                        (270)            -       (270)
Trade and other payables               d,f     (14,860)           12    (14,848)
Deferred income                                 (4,643)            -     (4,643)
Provisions for other liabilities
and                                             (1,335)            -     (1,335)
charges                                    -----------     --------- ----------
Current Liabilities                            (21,108)           12    (21,096)
                                           -----------     --------- ----------
Total Liabilities                              (31,981)          697    (31,284)
                                           -----------     --------- ----------
                                           -----------     --------- ----------
Net Assets                                      33,789           141     33,930
                                           ===========     ========= ==========

Equity
Share capital                                   38,813             -     38,813
Share premium                                  298,226             -    298,226
Other reserves                           c     152,761           331    153,092
Retained deficit                   c,d,e,f    (456,011)         (190)  (456,201)
                                           -----------     --------- ----------
Total Equity                                    33,789           141     33,930
                                           ===========     ========= ==========


Notes to the financial statements (continued)
For the half year ended 30 June 2005

2 Explanation of transition to IFRSs (continued)

Reconciliation of Equity at 30 June 2004:

                                               UK GAAP   IFRS Effect       IFRS
                                                GBP000        GBP000     GBP000
Assets
Property, plant and equipment                    2,799             -      2,799
Goodwill                                  a      5,740         2,274      8,014
Intangible assets                       e,f     38,436          (514)    37,922
Available for sale financial
assets                                    b          -           933        933
                                             ---------     ---------   --------
Non Current Assets                              46,975         2,693     49,668

Inventories                                      1,933             -      1,933

Trade and other receivables                     17,952             -     17,952
Held to maturity financial assets                5,141             -      5,141
Cash and cash equivalents                        5,906             -      5,906
                                             ---------     ---------   --------
                                                30,932             -     30,932
Non current asset held for resale                3,686             -      3,686
                                             ---------     ---------   --------
Current Assets                                  34,618             -     34,618
                                             ---------     ---------   --------
Total assets                                    81,593         2,693     84,286
                                             ---------     ---------   --------

Liabilities
Borrowings                                      (1,080)            -     (1,080)
Other non-current liabilities             f    (18,401)          414    (17,987)
Deferred income                                 (4,074)            -     (4,074)
Provisions                                      (3,583)            -     (3,583)
                                             ---------     ---------   --------
Non current Liabilities                        (27,138)          414    (26,724)

Borrowings                                        (270)            -       (270)
Trade and other payables                d,f    (26,263)         (248)   (26,511)
Deferred income                                 (1,358)            -     (1,358)
Provisions for other liabilities
and charges                                     (2,610)            -     (2,610)
                                             ---------     ---------   --------
Current Liabilities                            (30,501)         (248)   (30,749)
                                             ---------     ---------   --------
Total Liabilities                              (57,639)          166    (57,473)
                                             ---------     ---------   --------
                                             ---------     ---------   --------
Net Assets                                      23,954         2,859     26,813
                                             =========     =========   ========
Equity
Share capital                                   39,124             -     39,124
Share premium                                  301,210             -    301,210
Other reserves                          b,c    152,761         1,522    154,283
Retained deficit                  a,c,d,e,f   (469,141)        1,337   (467,804)
                                             ---------     ---------   --------
Total Equity                                    23,954         2,859     26,813
                                             =========     =========   ========


Notes to the financial statements (continued)
For the half year ended 30 June 2005

2 Explanation of transition to IFRSs (continued)

Reconciliation of Equity at 31 December 2004:

                                               UK GAAP   IFRS Effect       IFRS
                                                GBP000        GBP000     GBP000
Assets
Property, plant and Equipment                    1,596             -      1,596
Goodwill                                  a      3,616         4,398      8,014
Intangible Assets                       e,f     33,383          (172)    33,211
Available for sale financial
assets                                    b          -           680        680
Other receivables                                7,418             -      7,418
                                            ----------     ---------   --------
Non Current Assets                              46,013         4,906     50,919

Inventories                                         49             -         49
Trade and other receivables                     20,355             -     20,355
Held to maturity financial assets               15,000             -     15,000
Cash and cash equivalents                       18,323             -     18,323
                                            ----------     ---------   --------
Current Assets                                  53,727             -     53,727
                                            ----------     ---------   --------
Total assets                                    99,740         4,906    104,646
                                            ----------     ---------   --------

Liabilities
Borrowings                                     (26,364)            -    (26,364)
Other non-current liabilities             f     (2,627)          160     (2,467)
Deferred income                                (31,294)            -    (31,294)
Provisions                                      (6,877)            -     (6,877)
                                            ----------     ---------   --------
Non current Liabilities                        (67,162)          160    (67,002)
                                            ----------     ---------   --------

Trade and other payables                d,f    (11,211)          (44)   (11,255)
Deferred income                                 (4,839)            -     (4,839)
Provisions for other liabilities
and charges                                     (3,653)            -     (3,653)
                                            ----------     ---------   --------
Current Liabilities                            (19,703)          (44)   (19,747)
                                            ----------     ---------   --------
Total Liabilities                              (86,865)          116    (86,749)
                                            ----------     ---------   --------
                                            ----------     ---------   --------
Net Assets                                      12,875         5,022     17,897
                                            ==========     =========   ========

Equity
Share capital                                   39,492             -     39,492
Share premium                                  305,842             -    305,842
Option reserves                         b,c    152,761         1,656    154,417
Retained deficit                  a,c,d,e,f   (485,220)        3,366   (481,854)
                                            ----------     ---------   --------
Total Equity                                    12,875         5,022     17,897
                                            ==========     =========   ========

Notes to the financial statements (continued)
For the half year ended 30 June 2005

2        Explanation of transition to IFRSs (continued)

Reconciliation of loss for the 6 months ended 30 June 2004:

                                               UK GAAP   IFRS Effect      IFRS
                                                GBP000        GBP000    GBP000
Revenue                                          5,093             -     5,093
Cost of Sales                                     (423)            -      (423)
                                           -----------    ---------- ---------
Gross profit                                     4,670             -     4,670
Research and development                       (11,019)            -   (11,019)
expenditure
Selling, general and
administrative
expenses                         a,b,c,d,f      (8,434)        1,890    (6,544)
                                           -----------    ---------- ---------
Operating Loss                                 (14,783)        1,890   (12,893)
Interest receivable and similar
income                                           1,091             -     1,091
Interest payable and similar
charges                                  f        (313)         (363)     (676)
                                           -----------    ---------- ---------
Loss on ordinary activities
before taxation                                (14,005)        1,527   (12,478)
Tax credit on loss on ordinary
activities                                         875             -       875
                                           -----------    ---------- ---------
Loss for the period                            (13,130)        1,527   (11,603)
                                           ===========    ========== =========

Reconciliation of loss for the 12 months ended 31 December 2004:

                                               UK GAAP   IFRS Effect      IFRS
                                                GBP000        GBP000    GBP000
Revenue                                         15,195             -    15,195
Cost of Sales                                   (2,909)            -    (2,909)
                                           -----------    ---------- ---------
Gross profit                                    12,286             -    12,286
Research and development
expenditure                              e     (24,387)          300   (24,087)
Selling, general and
administrative
expenses                         a,b,c,d,f     (19,549)        3,827   (15,722)
                                           -----------    ---------- ---------
Operating Loss                                 (31,650)        4,127   (27,523)
Interest receivable and similar
income                                           2,933             -     2,933
Interest payable and similar
charges                                  f      (2,250)         (571)   (2,821)
                                           -----------    ---------- ---------
Loss on ordinary activities
before taxation                                (30,967)        3,556   (27,411)
Tax credit on loss on ordinary
activities                                       1,758             -     1,758
                                           -----------    ---------- ---------
Loss for the period                            (29,209)        3,556   (25,653)
                                           ===========    ========== =========



Notes to the financial statements (continued)
For the half year ended 30 June 2005

2 Explanation of transition to IFRSs (continued)

Notes to the reconciliation of equity and loss

(a) Acquisitions -Under IFRS 3 'Business Combinations', goodwill is deemed to have an indefinite useful life and is not amortised. It is subject to an impairment test at each balance sheet date and to an additional test whenever there is an indication of impairment. Under UK GAAP, goodwill was amortised over its useful economic life and subject to an impairment test when there was a triggering event.

(b) Investments - Investments in an unrelated entity are within the scope of IAS 39. All such investments held by the Group are categorised as available for sale and are measured at fair value. Changes in fair value of an equity investment that is categorised as 'available-for-sale' are recognised in equity. Under UK GAAP such investments were held at cost less impairment.

(c) Share-based payments - Under IFRS 2 'share-based payments' a charge is required for all share based payments including share options. The charge in the income statement is based on the fair value of the awards at grant date. This charge was not required under UK GAAP.

(d) Holiday Pay - Under IAS 19 'Employee Benefits' a provision for holiday to which staff are entitled but have not yet taken is required. This charge was not common practice under UK GAAP.

(e)    Capitalisation of intangibles - Under IAS 38 'Intangible
Assets' separately purchased intellectual property is capitalised and subject to annual impairment tests. No impairment charge is made unless there is evidence of a diminution in value. Amortisation begins when the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Under UK GAAP full impairment was made immediately in respect of early stage programmes.

(f)    Fair value of royalty buy out from GSK - Under IAS 39
'Financial Instruments : Recognition and Measurement' payables are held at amortised cost. This charge was not common practice under UK GAAP.

Explanation of principal differences between the cash flow statements presented under UK GAAP and the cash flow statement under IFRS

The cash flow statement has been prepared in conformity with IAS 7 'Cash Flow Statements.' The principal differences between the 2004 cash flow statements presented in accordance with UK GAAP and the cash flow statement presented in accordance with IFRS for the same periods are as follows:

1) Under UK GAAP, net cash flow from operating activities was determined before considering cash outflows from (a) returns on investments and servicing on finance, (b) taxes paid. Under IFRS, net cash flow from operating activities is determined after these items.
2) Under UK GAAP, capital expenditure, financial investments and acquisitions were classified separately, while under IFRS they are classified as investing activities.
3) Under UK GAAP, movements in short-term investments were not included in cash but classified as management of liquid resources. Under IFRS short-term investments with maturity of 90 days or less at the date of acquisition are included in cash and cash equivalents.

Notes to the financial statements (continued)
For the half year ended 30 June 2005

3 Turnover

A geographical analysis of turnover according to the country of registration of the fee-paying parties is as follows.

                   6 months ended        6 months ended        12 months ended
                     30 June 2005          30 June 2004       31 December 2004
                           GBP000                GBP000                 GBP000
United Kingdom                153                    48                    161
Rest of Europe              1,623                   998                  3,822
North America               4,118                 4,047                 11,207
Rest of the
world                           7                     -                      5
                       ----------             ---------               --------
                            5,901                 5,093                 15,195
                       ==========             =========               ========

4 Selling, general and administrative costs

                  6 months ended        6 months ended         12 months ended
                    30 June 2005          30 June 2004        31 December 2004
                          GBP000                GBP000                  GBP000
Restructuring
costs                          -                   945                   1,493
Impairment of
goodwill                   6,371                     -                       -
Provision for
vacant leases                 34                     -                   4,401
Sales and
marketing
costs                        175                 1,000                   1,333
Other                      3,976                 4,599                   8,495
                      ----------             ---------                --------
                          10,556                 6,544                  15,722
                      ==========             =========                ========

5 Finance Charge (net)

                                        6 months       6 months  12 months ended
                                        ended 30       ended 30      31 December
                                       June 2005      June 2004             2004

Interest receivable and other            GBP'000        GBP'000         GBP'000
similar income
Interest on
cash, cash
equivalents
and
held-to-maturi
ty assets                                   969            260             664
Exchange gains
on other
creditor                                      -            831             468
Exchange gains
on long term
loan                                          -              -           1,266
Exchange gains
on other
debtor                                      956              -               -
Unwinding of
discount on
other debtor                                374              -             529
Other interest                               23              -               6
                                     ----------      ---------        --------
                                          2,322          1,091           2,933
Interest payable and similar
charges
Loans
repayable
wholly or
partly within
five years                                  675            106             866
Finance Leases                                3             72             107
Exchange loss
on other
debtors                                       -              -             686
Exchange loss
on long term
loan                                      1,683              -               -
Exchange loss
on other
creditor                                    324              -               -
Unwinding of
discount on
deferred
consideration
on purchase of
intangible
assets                                        -            135             519
Unwinding of
discount on
royalty buy
out from GSK                                121            363             571
Unwinding of
discount on
provision                                   112              -               -
Other interest
payable                                      48              -              72
                                     ----------      ---------        --------
                                          2,966            676           2,821
                                     ----------      ---------        --------
Finance charge
net                                        (644)           415             112
                                     ----------      ---------        --------

6 Goodwill

Cost                     At 30 June 2005      At 30 June 2004     At 31 December
                                                                          2004
                                GBP000               GBP000             GBP000
                            ----------            ---------           --------
Opening and closing
cost                            17,223               17,223             17,223
                            ----------            ---------           --------

Aggregate Impairment
Opening balance                  9,209                9,209              9,209
Impairment for the
period                           6,371                    -                  -
                            ----------            ---------           --------
Closing balance                 15,580                9,209              9,209
                            ----------            ---------           --------
Net Book amount at
end of period                    1,643                8,014              8,014
                            ==========            =========           ========
Net book amount at
beginning of period              8,014                8,014              8,014
                            ==========            =========           ========

7 Intangible Assets

                           At 30 June       At 30 June 2004      At 31 December
                                2005                                      2004
Cost                          GBP000                GBP000              GBP000
                          ----------             ---------            --------
Opening balance               38,008                16,488              16,488
Additions                        631                24,444              21,520
                          ----------             ---------            --------
Closing balance               38,639                40,932              38,008
                          ----------             ---------            --------
Aggregate amortisation
Opening balance                4,797                 2,133               2,133
Charge for the
period                         1,731                   877               2,664
Impairment                       300                     -                   -
                          ----------             ---------            --------
Closing balance                6,828                 3,010               4,797
                          ----------             ---------            --------
Net book value at
end of period                 31,811                37,922              33,211
                          ==========             =========            ========
Net book value at
beginning of period           33,211                14,355              14,355
                          ==========             =========            ========


Notes to the financial statements (continued)
For the half year ended 30 June 2005

8 Trade and other receivables

                       At 30 June 2005       At 30 June 2004      At 31 December
                                                                          2004
                              GBP000                GBP000              GBP000
Other receivables              8,132                     -               7,418
                           ---------             ---------            --------
Non current trade
and other
receivables                    8,132                     -               7,418

Trade debtors                  1,211                 6,610                 860
Interest receivable              403                   103                 122
R&D Tax credit                 5,142                 6,031               6,433
Other debtors                  9,024                 1,334               8,263
Prepayments and
accrued income                 4,770                 3,874               4,677
                           ---------             ---------            --------
Current trade and
other receivables             20,550                17,952              20,355
                           ---------             ---------            --------
Total trade and
other receivables             28,682                17,952              27,773
                           =========             =========            ========


9 Borrowings

                            At 30 June         At 30 June         At 31 December
                                                                          2004
                                  2005               2004
                                GBP000             GBP000               GBP000
US dollar secured loan          28,758                  -               26,364
Sterling secured loan                -              1,080                    -
                          ------------        -----------             --------
Non current borrowings          28,758              1,080               26,364

Sterling secured loan                -                270                    -
                          ------------        -----------             --------
Current borrowings                   -                270                    -
                          ------------        -----------             --------
Total borrowings                28,758              1,350               26,364
                          ============        ===========             ========

The US dollar secured loan relates to $50 million borrowed from Endo, net of the finance charges of GBP0.3 million, and interest payable which the Group has elected to roll up into the loan at December 2004 and June 2005. The sterling secured loan relates to the mortgage on the Oxford site which was disposed of during 2004.


Notes to the financial statements (continued)
For the half year ended 30 June 2005

10 Trade and other payables

                                  At 30 June      At 30 June   At 31 December
                                        2005            2004             2004

                                      GBP000          GBP000           GBP000
Payments due to Elan                       -          12,887              -
Royalty buy out from GSK               2,702           5,100            2,467
                                ------------     -----------         --------
Non current trade and other
payables                               2,702          17,987            2,467

Trade creditors                        2,379           3,765            3,134
Obligations under finance
leases                                     -             333               18
Taxation and social
security payable                         736             324              226
Other creditors                           21               -               72
Accruals                               5,721           7,273            5,227
Payments due to Elan                       -          10,696                -
Royalty buy out from GSK               2,782           4,120            2,578
                                ------------     -----------         --------
Current trade and other
payables                              11,639          26,511           11,255
                                ------------     -----------         --------
Total trade and other
payables                              14,341          44,498           13,722
                                ============     ===========         ========

The payment due to Elan is in respect of the reacquisition of rights to frovatriptan. This was settled during 2004. The royalty payment to GlaxoSmithKline (GSK) relates to the fair value of payments conditionally due under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan. The Group is committed to making one further annual payment of $5 million, the first having been made in September 2002. A fifth payment of $5 million is due 90 days after cumulative global sales exceed $300 million. During the six months to 30 June 2005, an exchange loss of GBP0.3 million and an implicit interest charge of GBP0.1 million have been recognised in the income statement.

11 Post balance sheet events

On 26 July 2005 the purchase of the privately-held UK company Ionix Pharmaceuticals Limited was completed.
In consideration for Vernalis acquiring the entire issued share capital of Ionix, Vernalis issued to Ionix's shareholders 17,847,769 new Vernalis ordinary shares, bringing the enlarged issued share capital of Vernalis to 216,798,261 ordinary shares. A further 1,837,271 new ordinary shares will be issued to Ionix shareholders in July 2006, subject to reduction for any warranty or indemnity claims.

12 Loss per share

Loss per share is based on the loss attributable to shareholders on 179.8 million shares being the weighted average number of shares in issue for the half year. Basic earnings per share is calculated by dividing the loss for the period by the weighted average number of shares outstanding during the period (Six months ended 30 June 2004: 142.3 million; year ended 31 December 2004: 147.4 million).

All potential ordinary shares including options and deferred shares are anti-dilutive and as such there is no difference between the loss per ordinary share and the diluted loss per ordinary share.

13 Dividends

The directors do not propose a dividend for the period.

Independent review report to Vernalis plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the unaudited consolidated interim balance sheet as at 30 June 2005 and the related unaudited consolidated interim statements of income, cash flows and changes in shareholders' equity for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 1, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Chartered Accountants
London
22 September 2005

Notes:

(a) The maintenance and integrity of the Vernalis plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Enclosure No. 4

22 September 2005


         Vernalis Reports Appointment of Piper Jaffray as Joint Broker

Vernalis plc (LSE: VER, NASDAQ: VNLS) today announces that it has appointed Piper Jaffray Ltd as its joint broker, alongside JP Morgan Cazenove.

                                    - ends -

Enquiries:

Vernalis plc                                            +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

About Vernalis

Vernalis is a UK-based biotechnology company with a marketed migraine product, frovatriptan, and a development pipeline focused on central nervous system disorders and oncology. The company has five products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven biotechnology company. For further information about Vernalis, please visit www.vernalis.com

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: OCTOBER, 11, 2005                            Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer